**Groundfloor Finance Inc.**

OFFICES	**MAILING ADDRESS**
3423 Piedmont Rd. NE	**3355 Lenox Rd., Suite 750**
Atlanta, GA 30305	**Atlanta, GA 30326**

May 22, 2015

VIA FEDEX DELIVERY

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
ATTN: Erin E. Martin, Senior Counsel

> **Re:** **Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 23, 2015**
> **File No. 024-10440**

Dear Ms. Martin:

Groundfloor Finance Inc. (the "Company") hereby submits for filing with the Securities and Exchange Commission Amendment No. 2 ("Amendment No. 2") to that certain Offering Statement on Form 1-A (the "Offering Statement", including Part II thereof which is referred to generally as the "Offering Circular") filed on March 23, 2015, as amended April 23, 2015. The Offering Statement has been revised in response to your comment letter dated May 8, 2015 (the "Comment Letter") and to make certain other updates.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff's comments presented in italics. Please note that references to page numbers in the responses refer to page numbers of the attached version of Amendment No. 2. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

General

1. *We note that you have not included loan summaries for the loans described in the offering circular. Please note that we are unable to complete our review without the specific loan summaries corresponding to the LROs that you propose to offer. Please file the loan summaries with your next amendment. We may have further comment.*

The Company has included "Project Summaries" for each of the three Projects and corresponding Loans described in the Offering Circular. As discussed in more detail in response to Comment 21 below, the Company has simplified the materials it will use to describe the terms of the real estate projects and loans corresponding to each series of LROs being offered. The Company will use one disclosure item (now referenced as the "Project Summary"), in lieu of the "Loan Summary" and "Project Listing" described previously, which will be attached to the Offering Circular and be accessible on the Platform.

2.   *We note your response to comment 1 in our letter dated March 27, 2015. We understand that your intention is to offer securities that represent obligations of Groundfloor. However, disclosure in your offering circular and exhibits continue to include disclosure that implies that the LRO investor is directly funding the corresponding loan and that you will pass-through the developer loan payments to LRO holders. Please revise the disclosure in your offering circular and related exhibits to accurately describe the nature of the security being offered. For example only, we note the following inconsistent disclosure:*

- *On page 3 of the offering circular, you state that "[t]he Company will pass along to the holders of each series of LROs all amounts received by the Company as payment of . . . the corresponding Loan . . . ;"*

- *Section 1 of the Investor Agreement states that you will provide the LRO purchaser with the opportunity to "instruct Groundfloor to apply the proceeds from the sale of each LRO you purchase to the funding of a specific Loan you have designated on the Platform;"*

- *Section 8 of the Investor Agreement and related disclosure on page 71 of the offering circular require that an investor must acknowledge that it "has made its decisions in connection with its consideration of any Projects or Loans featured on the Platform in compliance with the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination;" and*

- *Section 5 of the Form of Limited Recourse Obligation Agreement and related disclosure on page 93 indicates that a LRO holder may be required to pay back to the company payments received under the terms of the LRO to the extent that a developer's loan payment or application is rescinded or must otherwise be returned, whether pursuant to Bankruptcy Law or otherwise.*

The Company has revised the disclosure throughout the Offering Circular, as well as the Investor Agreement and Limited Recourse Obligation Agreement (the "LRO Agreement"), to accurately describe the nature of the security being offered. In the process, the Company has also revised its materials to address each of the examples identified above.

3.   *We note that an investor must acknowledge that it "has made its decisions in connection with its consideration of any Projects or Loans featured on the Platform in compliance with the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination." Please explain to us in detail the basis for your conclusion that the referenced rules and laws apply to an investor in your offering or remove such required representations from the Investor Agreement. Please make similar revisions to your offering circular.*

After considering the relevant rules and regulations, the Company has revised this representation in the Investor Agreement (and has made corresponding revisions to the Offering Circular) so that it only applies if the investor qualifies as a "creditor" as that term is defined in the Equal Credit Opportunity Act.

4.   Your disclosure on page 66 explains that you may decide to modify the loan terms in certain circumstances so that a borrower is able to continue to meet its obligations to you. Section 4 of the Investor Agreement also provides that you may in your sole discretion, at any time, amend or waive any term of a loan, and you may in your sole discretion cancel any loan. Section 12 of the Investor Agreement similarly appears to provide Groundfloor with the right to change any term or provision of the Agreement. Additionally, Section 5 of the Investor Agreement indicates that you may begin charging investor fees at any time. It appears that some of the potential modifications contemplated would so fundamentally change the nature of the original security that Groundfloor could be deemed to be offering a new security. With a view towards disclosure, please explain to us in detail the steps that Groundfloor will take in such a scenario. Additionally, please disclose in your offering circular how investors will be informed of changes to the corresponding Loans.

The Company has considered the issues discussed in Comment 4 above, and has revised the related disclosures throughout the Offering Circular, as well as corresponding agreements, as follows:

With respect to modifications of the Loans, pursuant to Section 8 of the LRO Agreement and Section 4 of the Investor Agreement (each as revised), the Company will be obligated to use commercially reasonable efforts to service and collect the Loans in accordance with industry standards. Subject to that obligation and provided that the Company has reasonably and prudently determined that such action will not be materially adverse to the interests of the relevant LRO holders, the LRO Agreement gives the Company the authority (without the consent of the relevant LRO holders) to waive or modify the terms of any Loan, including to change the payment date, reduce the principal amount or the rate of interest, change the time or manner of making loan payments on the Loan or amend any other material term of the Loan, and to charge-off the Loan if it becomes uncollectable or sell the Loan in certain instances following an event of default. If the Company approves a material modification to the terms of any Loan, it must promptly notify the corresponding LRO holders by e-mail of the material terms of such modification and the effect, if any, such modification will have on their LRO Payments.

The Company recognizes that when issuers seek to modify the terms of existing debt securities, whether through a conventional consent solicitation or through the solicitation of exit consents in connection with an exchange or tender offer, they may need to assess whether the modification constitutes an "offer" and "sale" of new securities under the Securities Act, thus implicating what is commonly referred to as the "new securities" doctrine. The Company believes that the revised Loan modifications procedures would not so fundamentally change the nature of the LROs that Groundfloor could be deemed to be offering a new security. The LRO is specifically structured to accommodate modifications to the underlying Loans without impacting the fundamental nature of the security itself. The modifications that may be undertaken in servicing and collecting the Loans would only impact the amounts that may be paid as LRO Payments (or the actual yield), not the terms or the structure of the LRO itself. In addition, since modifications of the Loans can be made without consent from any of the relevant LRO holders, unlike the circumstances involving a consent solicitation, the investors will not be put in the position of making a new or separate investment decision when such modifications occur. As a result, there would be no "offer" or "sale" under the Securities Act.

We have also revised Section 12 of the Investor Agreement (and related disclosures in the Offering Circular) to clarify that we will not charge investors any fees in connection with this Offering and will not charge any service fees with respect to any LRO Payments we make to holders of the LROs covered by this particular Offering. We may in the future decide to charge such fees in connection with future offerings of LROs; however, no such fees would apply to the LROs sold in this Offering, and thus imposition of future fees of this nature would not impact the fundamental nature of the LROs now being offered. (Any such change of this nature would be fully disclosed to potential investors in the offering statement and other disclosure materials covering the future offering.)

Some microlending platforms charge investors annual fees, based on a percentage of funds held in an investor's funding account, for the use of their platforms. We do not currently charge investors any fees for the use of our Platform; however, we reserve the right to begin doing so at any time following completion of this Offering. In the event we elect to begin charging service fees for our Platform, we will email registered users and post a notice of such change on our Platform. Any change will take effect with respect to the first full month after the change is posted on our Platform (which in no event will be less than 30 days). If imposed, the fees would not relate to the LROs or LRO Payments, specifically, and thus would not fundamentally change the nature of the LROs now being offered.

We have also revised Section 5 of the Investor Agreement (and related disclosures in the Offering Circular) to provide that, other than clerical modifications, we will not otherwise change, modify or alter the terms and provisions of any of the Investment Documents during the Offering Period. After completion of the Offering, however, we may change any term or provision of the Investor Agreement, the Terms and Conditions, the Terms of Service, Privacy Policy, form of LRO Agreement (as it applies to future offerings) and the Platform. We will give investor notice (by email) of material changes to such materials. These changes would not impact the fundamental nature of the LROs currently being offered, but could impact procedures and mechanics as it relates to the use of our Platform and the terms of the LROs (or any other securities) we may offer in the future. (Any changes of this nature would be fully disclosed to potential investors in the offering statement and other disclosure materials covering the future offering.)

5.   *We note your statements throughout the offering circular that the information supplied by Developers may be inaccurate or intentionally false. Please also revise to clarify that the Developers must represent and warrant in Section V of the Loan Agreement that "[n]one of the disclosures, statements, projections, materials, assertions or other communications made by [the Developer] or provided to Lender, including without any limitations the Budget and the Applications Materials . . . contained . . . any untrue statement of a material fact or omitted to state a material fact necessary to make the statement contained herein or therein not misleading."*

The Company has revised its disclosure throughout the Offering Circular to clarify that the Developer gives such representations and warranties in connection with the Loan Agreement.

Part II – Offering Circular

6.   *Your cover page states that you will offer the LROs under this offering circular until the earlier of closing on all series offered, one year from the date of the offering begins or a date prior to one year from the date the offering begins that you so determine. Next you state that the offering will remain open for 30 days unless fully subscribed before the end of such period; however, you may extend this period up to a maximum of 45 days. These disclosures seem to contemplate different offering periods. Please revise or advise.*

        The Company has revised the cover page and other sections of the Offering Circular to clarify that the offering of each series of LROs covered by the Offering Circular will remain open until the earlier of (1) 30 days, unless extended, or (2) the date the Offering of a particular series of LROs is fully subscribed with irrevocable funding commitments; however, the Company may extend the Offering Period for a particular series of LROs in its sole discretion (with notice to potential investors), up to a maximum of 45 days.

The LROs Covered by this Offering Circular, page 7

7.   *We note your response to comment 7 in our letter dated March 27, 2015. Please revise the description of each series of LROs to clearly refer to the developer as the borrower.*

        The Company has revised the description of each series of LROs in the Offering Circular to clearly refer to the Developer as the borrower.

Risk Factors, page 14

Our Investor Agreement and the LRO Agreement limit your rights in some important respects, page 16

8.   *Please also address the waiver of jury trial provision contained in your Investor Agreement in this risk factor.*

        The Company has revised the above-mentioned risk factor to include the waiver of jury trial provision contained in the Investor Agreement.

Information supplied by Developers, including information on the Loan Summaries, may be inaccurate or intentionally false, page 18

9.   *We note your statement cautioning that an investor's recourse may be limited in the event that developer supplied information is false. Please expand to clarify how an investor's recourse may be limited, or remove this language from the disclosure.*

        The Company has considered the issues raised by the Staff in Comment 9 above and has expanded its disclosure in the Offering Circular to clarify that, on occasion, courts[1] have taken the

---

[1] See, e.g., Myers v. Finkle, 950 F.2d 165 (4th Cir. 1991) (plaintiffs who fail to exercise adequate caution in analyzing risks may not maintain a Rule 10b-5 claim); Brown v. E.F. Hutton Group, Inc., 991 F.2d 1020 (2d Cir. 1993) (offering materials contained sufficient disclosures so as to preclude a finding of justifiable reliance on allegedly materially misleading assurances of

position that plaintiffs who have failed to exercise adequate caution in analyzing the risks associated with reliance upon unverified information have been precluded from asserting a claim for misrepresentation. As referenced in Comment 15 below, although the Company does not believe this would impact its overall liability under Rule 10b-5 of the Exchange Act and the liability provisions of the Securities Act for information provided to investors in connection with the Offering, the Company believes it is important for investors to be informed that there may be circumstances where their recourse may nevertheless be limited in the event information that is self-reported and not independently verified by us turns out to be false or misleading.

Description of the Company's Business, page 32

10.   *We note the following disclosure on page 33: ". . . investors in the corresponding series of LROs will not have any recourse against the Developer or its Principals, and will only have recourse against us except for an amount equal to the investors' pro rata share of any Loan Payments . . . ," (emphasis added). As currently drafted, this disclosure could be interpreted in varying ways. For example, it could be interpreted as indicating that an investor will not have any recourse against the Developer except for its pro rata share or it could also be interpreted as excluding the pro rata amount from an investor's recourse against you. Please revise or advise.*

The Company has revised the disclosure throughout the Offering Circular to clarify the statement highlighted by the Staff. The disclosure now states that "investors in the corresponding series of LROs will not have any recourse against the Developer or its Principals. Your recourse against us is limited to an amount equal to your pro rata share in the Loan Payments we receive on (or are applied to) the corresponding Loan."

Information Made Available through the Loan Summaries and Project Listings, page 39

11.   *On page 43 you provide detail regarding the Zillow Zestimate and Zillow Comps. In the loan summary you characterize this information as relating to the "as is" or "current" value of the property. It is unclear how the Zillow Comps relate to the "as is" or "current" value of the property, as this metric is calculated based on comparable properties in the neighborhood. In addition, the relevance of this information is somewhat unclear in the context of your offering given that you do not use or otherwise rely on this information in the course of your due diligence and underwriting process or to measure the accuracy of the Valuation Report. Please revise to further explain how the Zillow Zestimate and Zillow Comps are useful in ascertaining the property's current value. In this regard, while the current Form 1-A does not include loan summaries for the properties referenced, we note that the Zillow Zestimate often greatly exceeds the purchase price of the properties when considering the loan summaries previously filed. Please explain the relevance of the Zillow Zestimate as an assessment of the property's current value on an "as is" basis where it greatly exceeds the purchase price paid for the property.*

---

suitability), CL-Alexanders Laing & Cruickshank v. Goldfed, 739 F.Supp. 158 (S.D.N.Y. 1990) (cautionary language in disclosure document does not bar a securities law claim but it does limit the extent to which a plaintiff may claim that reliance on alleged misstatements was reasonable); Quaterdeck Office Systems, Inc. Securities Litigation, 854 F.Supp. 1466 (C.D.Cal. 1994), s.c., 1992 WL 515347 [1992-1993 Transfer Binder] Fed.Sec.L.Rep. (CCH) ¶ 97,646 (C.D. Cal. 1992) (cautionary language in prospectus precluded a finding of an actionable misrepresentation); Longden v. Sunderman, 737 F.Supp. 968 (N.D. Tex. 1990) (cautionary statements did not make reliance unreasonable); and Cogan v. Triad American Energy, 944 F.Supp. 1325, 133 (S.D.Tex. 1996) (disclaimers in private placement memorandum precluded claim of reasonably reliance).

Please also explain if the Zillow Zestimate takes into account the purchase price the developer paid for the property.

The Company respectfully informs the Staff that it has removed all references to the Zillow Zestimate and Zillow Comps from the disclosure and from the Project Summaries (f.k.a. Loan Summaries).

12. *On page 44 you refer to the general snapshot of the financial position of the Developer that you provide in the loan summary. Please balance the disclosure on revenue with disclosure on expenses and costs.*

The Company has revised the disclosure in the Offering Circular and, as discussed in more detail under Comment 26 below, the Project Summaries to balance the disclosure on revenue with disclosure on expenses and costs.

13. *On page 46 you indicate that you may receive financial statements and/or tax returns from Developers. This appears to be inconsistent with statements elsewhere in your offering circular that you do not verify the information provided by Developers, including the summary financial information. Please revise or advise.*

The Company respectfully informs the Staff that the financial statements and/or tax returns that are provided, on occasion, by Developers are not audited, nor are they prepared by any independent third party. In fact, the information contained in financial statements and/or tax returns that are prepared by, and provided by, the Developer is most often a recitation of information previously provided by the Developer in a different context (i.e., the loan application process). As a result, the information contained in those documents is no more reliable than the answers provided by the Developer during the application process. In addition, the financial statements and/or tax returns do not always track the data or time periods reflected on the Project Summaries. Therefore, while the Company is, at times, in possession of financial statements and/or tax returns, it has no way of using those documents to verify any information provided by the Developer for use in the Offering Circular or Project Summaries. Nonetheless, the Company has revised the disclosure in the Offering Circular to clarify why the financial statements and/or tax returns are not used to verify the summary financial information provided by borrowers and disclosed on the Project Summaries.

14. *On pages 51-53 you describe requirements for use of borrower provided comps to support the projected ARV claimed by the borrower. You state that the comparable property must "reflect a value not less than 15% of the ARV of the Project as reported by the Developer." If you intend to state that the comparable property must reflect a value of not less than 85% of the ARV, please revise your disclosure accordingly. Please consider providing an example to illustrate application of this criteria. You also state that you will use the AVM tool if an MLS listing is not available. Please disclose if you will use the same AVM tool and any material disadvantages to using that particular AVM tool.*

The Company has revised its disclosure to state that the comparable property must reflect a value of not less than 85% of the ARV and to provide an example to illustrate application of this criteria. The Company has further revised the disclosure to identify the vendor currently used to obtain AVM reports and to address certain disadvantages to using these valuation resources as a backstop comparison to the borrower provided comps.

15.   *On page 53, you indicate that although information available on your Platform is subject to Rule 10b-5 of the Exchange Act and the liability provisions of the Securities Act, you "advise potential investors as to the limitations on the reliability of any information that is self-reported and not independently verified by us and caution that an investor's recourse . . . may be limited." Similar language appears in your risk factor disclosure on page 19. Since you take liability for the information provided to investors as part of this offering, regardless of its source, this statement appears to be inappropriate in its current context. Please revise to clarify that the limitations and reliability of the information would not affect your overall liability under the federal securities laws for information provided to investors.*

As mentioned in Comment 9 above, the Company respectfully informs the Staff that it has revised its disclosure in the Offering Circular to clarify that it does not believe that the limitations and reliability of the information would affect the Company's overall liability under the federal securities laws for information provided to investors.

16.   *Disclosure on page 57 indicates that you may make an exception and provide a loan to a developer with a FICO score below 500 if there are "significant mitigating circumstances that greatly reduce the risk." You provide an example of a project with a loan to value ratio of less than 30% backed by a certified independent appraisal. Please explain how you intend to convey the nature of the developer's credit quality and the mitigating circumstances in an instance where you waive your minimum credit score.*

The Company respectfully informs the Staff that it has revised its underwriting procedures in light of the above comment and will treat a FICO score below 500 as an automatic disqualification. The Company has revised its disclosure in the Offering Circular accordingly.

Fees and Related Expenses, page 67

17.   *Please revise to explain the difference between potential "prepayment fees," which you would retain, and a "prepayment premium," which you would pass on to investors.*

The Company respectfully informs the Staff that it has removed reference to prepayment premiums or fees because it does not currently impose any such charges on borrowers wishing to prepay Loans. Similarly, the Company can prepay the LROs without penalty.

Relationship of the Parties, page 93

18.   *The waiver that is outlined in the last paragraph of this section appears to conflict with Section 14 of the Securities Act. Please revise accordingly. In addition, please similarly revise section 3 of the Form of Limited Recourse Obligation Agreement.*

The Company has revised section 3 of the Form of LRO Agreement and the related disclosure in the Offering Circular so that it no longer conflicts with Section 14 of the Securities Act.

The LROs Covered by This Offering Circular, page 98

19.   *We note that a majority of your loans have been to finance acquisition and/or reconstruction projects. Of the 5 loans you plan to fund with LROs offered, 3 are to fund new construction. Please address the different risks that investors should consider in making an investment decision with respect to LROs that correspond to new construction loan in the appropriate loan summary. For example, please highlight Groundfloor's lack of prior experience in making loans for new construction.*

        The Company has included additional risks that correspond to new construction loans, including the Company's lack of prior experience in making such loans, in the appropriate Project Summaries.

Financial Statements

20.   *Please update the financial information and financial statements within your filing. The latest balance sheet must be as of a date no more than 180 days before the qualification date of your offering circular.*

        The Company will include updated financial information and financial statements in the Offering Circular once the audited financial statements for the year ended December 31, 2014 are available.

Loan Summary

21.   *Please revise the Loan Summary to ensure that it is filed as a part of your offering circular and that it is in a font that is legible. Note that Rule 253(b)(1) requires that the information in your offering circular be presented in a type size that is easily readable. Please revise accordingly. In addition, please also file the Project Listing as a part of your offering circular or advise.*

        The Company respectfully informs the Staff that it has revised its disclosure and offering process in response to the above comment. The Offering Circular now states that the Company will commence the offering of each series of LROs promptly after the date the Offering Circular is qualified by posting a "Project Summary" (i.e., a separate landing page on our Platform corresponding to each particular Project) on the Platform. The same Project Summary that is made available on the Platform will be reproduced in paper form and filed as part of the Offering Circular. (Thus eliminating any reference to a "Loan Summary" and/or "Project Listing" from the disclosure and eliminating the need to separately file the Project Listing.)

        Each page of a particular Project Summary will be attached as an exhibit to the Offering Circular, beginning on page PS-1. These materials are also specifically incorporated by reference into the Offering Circular and into the Offering Statement (by reference on the exhibit index). Each Project Summary as reproduced in paper form and filed with the Offering Statement will include (1) a paper copy of the entire image of the Project Summary as it will be viewed on the Platform when the Offering commences and (2) separate reproductions of each section of the Project Summary. These reproductions will be enlarged to ensure all of the information on the Project Summary is easily readable as required by Rule 253(b)(1).

22.   *Please revise the Loan Summary to more prominently highlight the information that is self-reported and unverified. In addition, please clarify that Developers represent and warrant the accuracy of the information supplied to you as part of the application process as discussed in comment 5 above.*

The Company has revised the Project Summaries to highlight the information that is self-reported and unverified by moving the corresponding legend advising investors of the existence of such information up to the header of this section of the Project Summary so it will be the first thing investors will see. This legend also now references the representation and warranty given by the Developers.

23.   *Please revise the Loan Summary to clearly identify the borrower separate from the principal. Please similarly revise the loan comparison tool. Additionally, we note that on page 41 of the offering circular you state that the "skin-in-the-game" reflects how much of the Principal's own money is tied up in the Project. The loan summary appears to characterize skin-in-the game as the borrower's own money that is tied up in the project. Please revise to ensure consistency.*

The Company has revised the Project Summaries and the loan comparison tool to clearly identify the borrower as separate from the principal. The Company has revised the Offering Circular to clarify that skin-in-the game references the borrower's money that is tied up in the Project.

24.   *We note your response to comment 15 in our letter dated March 27, 2015 and reissue that comment. The term "loan to value" is generally understood to compare a loan to the current value of a property. Given the fact that you are comparing the loan value to the after-repair value, please revise to retitle this ratio so that it is clear that presents the loan to after-repair value. We note the "tool tip" provided, however, that information is provided only if an investor seeks out more information about the term "loan to value."*

The Company has retitled the term "loan to value" to "loan to ARV" to make it clear that the Company is comparing the loan value to the after-repair value.

25.   *We note that the number of projects per year identified for a particular Principal includes the "average number of successfully completed projects during the reporting period for all entities operated by the principal." Please tell us what consideration you gave to also including information about the number of projects initiated by the Principal.*

The Company considered including information regarding the number of projects initiated by the Principal, but decided against it because the Company would also then need to include, for any projects that had been initiated but not completed, the reasons why such project(s) has not yet been completed (e.g., the project remains in process, or the project is complete, but has not been sold or rented yet). The Company does not feel that such information is material to an investment decision. Alternatively, the Company believes that failure to complete a project due to foreclosure, an adverse legal judgment or bankruptcy would be material to an investment decision. To that end, the Company takes steps in its diligence process to uncover such events (see "Description of the Company's Business – Our Loans to Developers – Due Diligence and Authentication" in Amendment No. 2 to the Form 1-A), which events result in an automatic disqualification of the Developer at the first stage of the underwriting process. As a result, the Company concluded that the information about the average number of projects initiated as well as the reasons why not completed (which is difficult to present in a concise and uniform manner) would not be material to an investment decision. Further, including this information would not further protect investors, since real estate projects that are sponsored by Principals that have had a recent foreclosure, adverse legal judgment imposed against property or bankruptcy are automatically disqualified from obtaining financing through our Platform.

26.   *You identify the average project revenue for projects completed by the Principal. You explain that this reflects the "average sales price or rental income, reported on a per project basis during the reporting period for all entities involving the principal." Please also disclose the costs and financing of the projects in addition to the sales price or rental income.*

To better balance the disclosure on revenue with disclosure on expenses and costs, the Company has revised the Project Summaries to identify the gross margin for the Developer (i.e., only the borrowing entity) for the prior calendar year. Expressed as a percentage, gross margin reflects the excess of total revenue earned by the borrower during the year over total project costs for the year. As is the case with the other summary financial information reported in the Project Summaries, this information is self-reported by the borrower and not verified by us. The Company has also revised the Project Summaries to include the average total project costs (meaning the total amount of money needed to complete the Project, including all amounts borrowed from us or third parties, plus the Developer's "skin-in-the-game," and any other equity contributed to the Project by parties other than the Developer) on a per project basis. This information is also self-reported by the borrower and not verified by us.

Investor Agreement

27.   *The indemnification provisions in section 14 appear extremely broad and seem to require a LRO holder to indemnify Groundfloor "against all claims, liabilities, actions, costs, damages losses . . . of every kind, known or unknown" resulting from a material breach of any obligation under the Agreement or from any wrongful acts, omissions and representations relating to Groundfloor. Please revise your offering circular to highlight the indemnification provisions and how they apply to investors. For example, please clarify for what amount an investor should expect to indemnify Groundfloor. In addition, please explain how that amount would be determined. Please also clarify if the indemnification provision would be limited to the acts of Groundfloor as they relate to the LROs' corresponding loan. Finally, please include appropriate risk factor that highlights the indemnification provision and include a statement in your offering circular that discusses the indemnification provision and that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. Refer generally to Item 510 of Regulation S-K for guidance.*

The Company respectfully informs the Staff that it has revised Section 14 of the Investor Agreement to more closely track what may customarily be asked of investors in connection with a standard subscription agreement for stock or equity of a company. In addition, the provisions now establish limitations that clarify, subject to certain exceptions, the maximum amount an investor should expect to indemnify Groundfloor. We have revised the Offering Circular to include a risk factor that highlights the indemnification provision and describe the indemnification provisions as they are set forth in the Investor Agreement. These disclosures also advise investors of the SEC's position on the enforceability of such indemnification provisions would be contrary to public policy and therefore unenforceable.

[signature page follows]

[Signature Page to Comment Response Letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,



Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.

cc: Securities and Exchange Commission
        Coy Garrison
        Shannon Sobotka
        Kevin Woody

        Robbins Ross Alloy Belinfante Littlefield LLC
           Vincent R. Russo

        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
           Jason L. Martinez
           Benji T. Jones